Joint Annual Shareholder Meeting Results:

The Funds held their annual meetings of shareholders on July 31, 2013. Common/Preferred shareholders voted as indicated below:

								     Withheld
						Affirmative 	     Authority

Election of James A. Jacobson - Class II
to serve until the annual meeting for the
2014-2015 fiscal year				21,940,315 	     558,066

Re-election of Bradford K. Gallagher - Class III
to serve until the annual meeting for the
2015-2016 fiscal year				21,959,069 	     539,312

Re-election of John C. Maney+ - Class III
to serve until the annual meeting for the
2015-2016 fiscal year		  		21,936,912 	     561,469

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Neal P. Goldman*, Hans W. Kertess,
William B. Ogden, IV and Alan Rappaport* continue to serve as Trustees.

* Preferred Shares Trustee
+ Interested Trustee